Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT MORDECHAY ZISSER WILL NOT CONTINUE
 AS CHIEF EXECUTIVE OFFICER AND EXECUTIVE PRESIDENT

Tel Aviv, Israel, March 31, 2014, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that the Company has formally notified Mr. Mordechay Zisser that he will not continue as the Company’s chief executive officer and executive president, effective today.  The term of the agreement between the Company and Europe Israel (M.M.S.) Ltd. for the provision of management services by Mr. Zisser expired on August 1, 2013, and the term of the agreement between the Company and Control Centers Ltd. for the provision of coordination, planning, execution and supervision services to the Company’s and its subsidiaries’ and/or affiliates’ real estate projects expired on May 31, 2011, but it continued to apply to certain real estate projects that commenced prior to such date. The Company is in preliminary discussions regarding the possible engagement of Mr. Zisser as a consultant to the Company. However, no agreement has yet been reached and there is no assurance that such agreement will ultimately be reached.

The Company’s board of directors is currently seeking a replacement to serve as the Company’s chief executive officer.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Tal Shani
Corporate Secretary
Tel: +972-3-608-6056
tals@elbitimaging.com

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054